UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NEW WORLD BRANDS INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

64926N106 (CUSIP Number)

5-19-2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64926N10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MERCANTILE-SAFE DEPOSIT AND TRUST CO. 52-0904511
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 10,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.9%*
12.	Type of Reporting Person (See Instructions) BK

*	Calculated on the basis of 36,603,939 shares of Common Stock outstanding which includes 19,603,939 shares of Common Stock reported as outstanding as of April 12, 2004 on the Issuer’s Quarterly Report on Form 10-QSB filed April 14, 2004 and 17,000,000 shares of Common Stock issued on May 19, 2004 as reported on the Issuer’s Current Report on Form 8-K filed May 26, 2004.

Item 1. (a)	Name of Issuer: New World Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices

901 N.E. 125th Street, North Miami, FL 33161

Item 2. (a)	Name of Person Filing: Mercantile – Safe Deposit and Trust Co.

(b)	Address of Principal Business Office or, if none, Residence:

2 Hopkins Plaza, Baltimore, MD 21201

(c)	Citizenship:

Incorporated in Maryland

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 64926N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer register under section 15 of the Act (15 U.S.C. 780).

(b) ☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

10,200,000

(b) Percent of class:

27.9%*

*  Calculated on the basis of 36,603,939 shares of Common Stock outstanding which includes 19,603,939 shares of Common Stock reported as outstanding as of April 12, 2004 on the Issuer’s Quarterly Report on Form 10-QSB filed April 14, 2004 and 17,000,000 shares of Common Stock issued on May 19, 2004 as reported on the Issuer’s Current Report on Form 8-K filed May 26, 2004.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: 10,200,000

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Selvin Passen and Sylvia Passen have the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares of Common Stock reported as beneficially owned by the Reporting Person on this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2004

MERCANTILE-SAFE DEPOSIT AND TRUST CO.

By:	/s/ L. Sandra Despeaux
Name:	L. Sandra Despeaux
Title:	Senior Vice President and Assistant Secretary